Exhibit 99.4

ANNEX

Set forth below is the name, position and present principal occupation of the directors and officers of Liberty Mutual Holding Company Inc. Each of such persons is a citizen of the United States other than Linda P. Mantia and Annette M. Verschuren, O.C., who are citizens of Canada. Georgios Serafeim holds dual citizenship in Greece and the United States, Martin P. Slark holds dual citizenship in the United Kingdom and the United States and Paul Sanghera holds dual citizenship in Canada and the United States. Except as otherwise indicated, the business address of each of such persons is c/o Liberty Mutual Insurance Co., 175 Berkeley Street, Boston, Massachusetts 02116.

Directors

Name	Title/Principal Occupation or Employment	Citizenship
Jeffrey J. Dailey	Former Chairman, President and Chief Executive Officer, Farmers Group, Inc.	United States of America
Joseph L. Hooley	Former Chairman and Chief Executive Officer, State Street Corporation	United States of America
David H. Long	Chairman of the Board	United States of America
Linda P. Mantia	Former Senior Executive Vice President and Chief Operating Officer, Manulife Financial Corporation	Canada
Myrtle S. Potter	Former Chairman, President and Chief Executive Officer, Sumitomo Pharma America, Inc.	United States of America
Nancy W. Quan	Executive Vice President and Global Chief Technical & Innovation Officer, The Coca-Cola Company	United States of America
Ellen A. Rudnick	Senior Advisor, Polsky Center for Entrepreneurship and Innovation, University of Chicago Booth School of Business	United States of America
Angel A. Ruiz	Chairman, MediaKind	United States of America
Georgios Serafeim	Charles M Williams Professor of Business Administration, Harvard Business School	United States of America and Greece
Martin P. Slark	Former Chief Executive Officer, Molex LLC	United State of America and United Kingdom
Eric A. Spiegel	Former President and Chief Executive Officer, Siemens Corporation	United States of America
Timothy M. Sweeney	President and Chief Executive Officer, Liberty Mutual Holding Company Inc.	United States of America
Annette M. Verschuren, O.C.	Chair and Chief Executive Officer, NRStor Inc.	Canada
Anne G. Waleski	Former Executive Vice President and Chief Financial Officer, Markel Corporation	United States of America

Executive Officers

Name	Title/Principal Occupation or Employment	Citizenship
Vlad Y. Barbalat	Executive Vice President and Chief Investment Officer	United States of America
Neeti Bhalla Johnson	Executive Vice President	United States of America
Monica B. Caldas	Executive Vice President and Chief Information Officer	United States of America
Melanie M. Foley	Executive Vice President and Chief Purpose and Diversity, Equity and Inclusion Officer	United States of America
Julie M. Haase	Executive Vice President and Chief Financial Officer	United States of America
Damon P. Hart	Executive Vice President, Chief Legal Officer and Secretary	United States of America
David H. Long	Chairman of the Board	United States of America
James M. MacPhee	Executive Vice President and Chief Operating Officer	United States of America
Hamid T. Mirza	Executive Vice President	United States of America
Leonid Rasin	Executive Vice President and Corporate Actuary	United States of America
Paul Sanghera	Executive Vice President and Comptroller	United States of America and Canada
Ann T. Stanberry	Executive Vice President and Chief Strategy Officer	United States of America
Timothy M. Sweeney	President and Chief Executive Officer	United States of America
Nikos Vasilakos	Executive Vice President and Treasurer	United States of America